The Security Benefit Group of Companies®

August 11, 2004

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Subj:	Security Equity Fund - File Nos.: 811-01136 and 002-19458
Security Large Cap Value Fund - File Nos.: 811-0487 and 002-12187
Security Mid Cap Growth Fund - File Nos.: 811-1316 and 002-32791
Date of Filing:  8/10/2004
Accession No.: 0000088525-04-000107

Dear Sir or Madam:

Please withdraw the above noted 497(e) filing. It referenced an incorrect date. A corrected version will be filed today.

Please contact me at (785) 438-3321 if you have any questions about this filing. Thank you for your assistance.

Sincerely,

CHRIS SWICKARD

Chris Swickard
Assistant Secretary
Security Equity Fund
Security Large Cap Value Fund
Security Mid Cap Growth Fund

One Security Benefit Place • Topeka, Kansas 66636-0001 • (785) 438-3000 • www.securitybenefit.com